UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                     KEY HOSPITALITY ACQUISITION CORPORATION
                                (Name of Issuer)

              UNITS, EACH CONSISTING OF ONE SHARE OF COMMON STOCK,
                   $0.001 PAR VALUE PER SHARE, AND ONE WARRANT

                    COMMON STOCK, $0.001 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                49308X202 (UNITS)
                            49308X103 (COMMON STOCK)
                                 (CUSIP NUMBER)

                                OCTOBER 25, 2005
             (Date of event which requires filing of this statement)

      Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

|X|   Rule 13d-1(b)

|_|   Rule 13d-1(c)

|_|   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).


                               Page 1 of 10 Pages

CUSIP No. 49308X202                    13G                    Page 2 of 10 Pages

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Millenco, L.P.
     13-3532932
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           -0-
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          1,000,000
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         -0-
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            1,000,000
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,000,000
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     13.3%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     PN,BD
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 49308X202                    13G                    Page 4 of 10 Pages

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Millennium Management, L.L.C.
     13-3804139
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           -0-
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          1,000,000
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         -0-
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            1,000,000
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,000,000
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     13.3%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 49308X202                    13G                    Page 4 of 10 Pages

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Israel A. Englander
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           -0-
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          1,000,000
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         -0-
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            1,000,000
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,000,000
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     13.3%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 49308X202                    13G                    Page 5 of 10 Pages

Item 1.

(a)   Name of Issuer

      Key Hospitality Acquisition Corporation, a Delaware corporation (the "Company").

(b)   Address of Issuer's Principal Executive Offices:

      4 Becker Farm Road
      Roseland, NJ 07068

Item 2(a). Name of Person Filing

Item 2(b). Address of Principal Business Office

Item 2(c). Citizenship

      Millenco, L.P.
      c/o Millennium Management, L.L.C.
      666 Fifth Avenue
      New York, New York 10103
      Citizenship: Delaware

      Millennium Management, L.L.C.
      666 Fifth Avenue
      New York, New York 10103
      Citizenship: Delaware

      Israel A. Englander
      c/o Millennium Management, L.L.C.
      666 Fifth Avenue
      New York, New York 10103
      Citizenship: United States

(d)   Title of Class of Securities

      Units ("Units"), each consisting of one share of Common Stock, $0.001 par value per share and one Warrant ("Warrant").

      Common Stock, $0.001 par value per share ("Common Stock")

(e)   CUSIP Number

      49308X202 (Units)
      49308X103 (Common Stock)

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)   |X|   Broker or dealer registered under Section 15 of the Act (15 U.S.C.
            78o).

(b)   |_|   Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)   |_|   Insurance company as defined in Section 3(a)(19) of the Act (15
            U.S.C. 78c).

(d)   |_|   Investment company registered under Section 8 of the Investment
            Company Act of 1940 (15 U.S.C. 80a-8).

CUSIP No. 49308X202                    13G                    Page 6 of 10 Pages

(e)   |_|   An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)   |_|   An employee benefit plan or endowment fund in accordance with Rule
            13d-1(b)(1)(ii)(F);

(g)   |X|   A parent holding company or control person in accordance with Rule
            13d-1(b)(1)(ii)(G);

(h)   |_|   A savings association as defined in Section 3(b) of the Federal
            Deposit Insurance Act (12 U.S.C. 1813);

(i)   |_|   A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940
            (15 U.S.C. 80a-3);

(j)   |X|   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. |_|

Item 4. Ownership

      Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)   Amount Beneficially Owned

      As of the date of this filing, each Reporting Person may be deemed to be the beneficial owner of 1,000,000 Units, owned outright by Millenco, L.P., a Delaware limited partnership ("Millenco").

      Each Unit consists of:

            - one share of the Company's Common Stock, $0.001 par value per share ("Common Stock"); and

            -     one Warrant ("Warrant").

      Each Warrant entitles the holder to purchase one share of the Company's Common Stock at a price of $6.00. Each Warrant will become exercisable on the later of the Company's completion of a business combination or October 20, 2006, and will expire on October 19, 2009, or earlier upon redemption.

      Millennium Management, L.L.C., a Delaware limited liability company ("Millennium Management"), is the general partner of Millenco, and consequently may be deemed to have voting control and investment discretion over securities owned by Millenco. Israel A. Englander ("Mr. Englander") is the managing member of Millennium Management. As a result, Mr. Englander may be deemed to be the beneficial owner of any shares deemed to be beneficially owned by Millennium Management. The foregoing should not be construed in and of itself as an admission by Millennium Management or Mr. Englander as to beneficial ownership of the shares owned by Millenco.

      Note: Millennium Partners, L.P., a Cayman Islands limited partnership ("Partners"), is a limited partner of Millenco. As a limited partner, Partners has no investment or voting control over Millenco or its securities positions.

(b)   Percent of Class

CUSIP No. 49308X202                    13G                    Page 7 of 10 Pages

      13.3% of the Company's Common Stock (see Item 4(a) above), which percentage was calculated based on a figure of 7,499,995 shares of Common Stock outstanding as of October 20, 2005, as reported in the Company's Prospectus filed pursuant to Rule 424(b)(3), dated as of October 20, 2005. (Note: The Units held or deemed to be beneficially owned by the Reporting Persons comprise 16.7% of the 6,000,000 Units outstanding as of October 28, 2005, which figure was reported in the Company's Prospectus filed pursuant to Rule 424(b)(3), dated as of October 20, 2005.)

(c)   Number of shares as to which such person has:

            (i)   Sole power to vote or to direct the vote:

                  -0-

            (ii)  Shared power to vote or to direct the vote

                  1,000,000

            (iii) Sole power to dispose or to direct the disposition of

                  -0-

            (iv)  Shared power to dispose or to direct the disposition of

                  1,000,000

Item 5. Ownership of Five Percent or Less of a Class

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

      Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

      Not applicable.

Item 8. Identification and Classification of Members of the Group

      See Exhibit I.

Item 9. Notice of Dissolution of Group

      Not applicable.

Item 10. Certification

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 49308X202                    13G                    Page 8 of 10 Pages

Exhibits:

Exhibit I: Joint Filing Agreement, dated as of November 3, 2005, by and among Millenco, L.P., Millennium Management, L.L.C. and Israel A. Englander.

CUSIP No. 49308X202                    13G                    Page 9 of 10 Pages

                                    SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: November 3, 2005

                                      MILLENCO, L.P.

                                      By: Millennium Management, L.L.C.
                                          its general partner


                                      By:  /s/ Terry Feeney
                                         -----------------------------------
                                         Name:  Terry Feeney
                                         Title: Chief Operating Officer


                                      MILLENNIUM MANAGEMENT, L.L.C.


                                      By:  /s/ Terry Feeney
                                         -----------------------------------
                                         Name:  Terry Feeney
                                         Title: Chief Operating Officer


                                      /s/ Israel A. Englander by David Nolan
                                      pursuant to Power of Attorney
                                      filed with SEC on June 6, 2005
                                      --------------------------------------
                                      Israel A. Englander

CUSIP No. 49308X202                    13G                   Page 10 of 10 Pages

                                    EXHIBIT I

                             JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Units, each consisting of one share of Common Stock, $0.001 par value per share, and one Warrant, and Common Stock, $0.001 par value per share, of Key Hospitality Acquisition Corporation, a Delaware Corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: November 3, 2005

                                      MILLENCO, L.P.

                                      By: Millennium Management, L.L.C.
                                          its general partner


                                      By:  /s/ Terry Feeney
                                         -----------------------------------
                                         Name:  Terry Feeney
                                         Title: Chief Operating Officer


                                      MILLENNIUM MANAGEMENT, L.L.C.


                                      By:  /s/ Terry Feeney
                                         -----------------------------------
                                         Name:  Terry Feeney
                                         Title: Chief Operating Officer


                                      /s/ Israel A. Englander by David Nolan
                                      pursuant to Power of Attorney
                                      filed with SEC on June 6, 2005
                                      --------------------------------------
                                      Israel A. Englander